Announcement of an Extraordinary General Meeting of Shareholders

On May 24, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to hold an extraordinary general meeting of shareholders on June 14, 2013.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: June 14, 2013; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of amendments to the Articles of Incorporation

2)	Appointment of Chairman & CEO

•	Agenda details

- Details regarding the appointment of Chairman & CEO

Name	Date of Birth	Term	Appointment	Career & Academic Background
				- Current) President & Chief Executive Officer, Woori Bank
				- Deputy President & Director, Woori Bank
Soon-Woo	Dec.15	Until	New	- Executive Vice President & Director, Woori Bank
Lee	1950	Dec. 30 2014	Appointment	- Bachelor of Law, Sungkyunkwan University